Eduardo Gallardo
Direct: +1 212.351.3847
Fax: +1 212.351.5245
EGallardo@gibsondunn.com

August 6, 2018

Via EDGAR and Email

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	SJW Group
DFAN14A filed July 27, 2018
Filed by California Water Service Group
File No. 001-08966

Dear Ms. Chalk:

On behalf of our client, California Water Service Group (“California Water”), set forth below is California Water’s response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission, contained in the comment letter dated August 2, 2018 (the “Comment Letter”), with respect to the above referenced DFAN14A filed by California Water on July 27, 2018 (the “DFAN14A”).

California Water’s response to the Staff’s comment is set forth below, with each paragraph numbered to correspond to the numbered comment in the Comment Letter.

1.              The DFAN14A listed above includes a transcript of your Q2 2018 earnings call on July 26, 2018. On that call, you made the following statement regarding California Water’s ability to complete its tender offer for SJW: “[W]e cannot …complete the tender offer without CPUC approval and we need SJW’s collaboration in order to do that.” This statement appears to contradict the disclosure in your amended tender offer materials and in your response letter (response to comment 1) to us dated June 21, 2018. Responding to comment 1 in our June 12, 2018 comment letter, on June 21, 2018 you revised your offer materials to state: “If SJW does not cooperate [in the CPUC filing], California Water would seek permission to file the application without SJW’s signature…” The response and revisions to your tender offer materials give the impression that you could obtain CPUC approval without SJW’s cooperation; your statements on the July 26, 2018 earnings call indicate the opposite. Please promptly amend your tender offer materials to clarify this inconsistency and tell us how you will disseminate this important information regarding your ability to consummate your hostile tender offer for SJW Group (other than by an EDGAR filing alone). Your revised disclosure should explain what has changed since June 21, 2018, such that you no longer believe you can obtain CPUC approval without SJW’s cooperation, as this may be an important element of the regulatory approval process that may help SJW Group shareholders gauge the potential for the success of your offer.

Response:

We respectfully submit to the Staff that the statements in California Water’s June 21, 2018 filing (the “TO Disclosure”) and the earnings call held on July 26, 2018 (the “Earnings Call Disclosure”) are not inconsistent. Based on current state regulations the CPUC requires that California Water and SJW file a joint application to approve the completion of California Water’s tender offer. As such, the Earnings Call Disclosure is accurate. However, California Water may seek permission from the CPUC to file an application without SJW’s signature, as the TO Disclosure indicates. To date, California Water has not sought permission from the CPUC to file such application.  If and when such application is filed, permission to proceed without SJW’s cooperation will be at the CPUC’s discretion.  California Water will clarify the consistency of the statements in the TO Disclosure and Earnings Call Disclosure in the next otherwise filed Schedule TO.

We appreciate your prompt attention to this matter.  If we can be of any further assistance, or if you have any questions regarding the concerns detailed in this letter, please do not hesitate to call me at (212) 351-3847 or Jim Moloney at (949) 451-4343.

Sincerely,

/s/ Eduardo Gallardo
Eduardo Gallardo

cc:	James Moloney
Gibson, Dunn & Crutcher LLP
Paul Townsley
California Water Service Group